UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one) X Form 10-KSB __Form 20-F __Form 11-K __Form 10-Q __Form N-SAR

For Period Ended: January 31, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________.

PART I - ISSUER INFORMATION

Ceatech USA, Inc.

Full Name of Issuer

Controlled Environment Aquaculture Technology, Inc.

Former Name if Applicable

1000 Bishop Street, Suite 303

Address of Principal Executive Office (Street and Number)

Honolulu, HI 96813

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the issuer seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons (described in reasonable detail in Part III of this form) causing the inability to file timely could not be eliminated by the issuer without unreasonable effort or expense; and

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed no later than the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed no later than the fifth calendar day following the prescribed due date; and

___(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to various scheduling conflicts, a Board of Directors meeting to review, approve and sign the completed Form 10-KSB for the year ended January 31, 2002 could not be convened prior to the file date of May 1, 2002.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Edward T. Foley	(808) 550-4977
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 or the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the issuer was required to file such report(s) been filed? If answer is no, identify report(s). X Yes __No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ceatech USA, Inc.

(Name of Issuer as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2002

By: /s/ EDWARD T. FOLEY

Edward T. Foley

Executive Vice President and Chief Financial Officer

(principal financial and accounting officer)